Mail Stop 4561

April 27, 2007

Robert Kornstein
President and Chief Executive Officer
New York Residential, Inc.
15 West 72nd Street, Suite 15K
New York, NY 10023

Re: **New York Residential, Inc.**
        Registration Statement on Form SB-2
        Filed March 29, 2007
        File No. 333-141653

Dear Mr. Kornstein:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   We note that you are offering units that consist of one share of your common stock and one warrant. We further note your disclosure on pages 12 and 16 regarding the offering of your shares. Please revise your disclosure throughout the prospectus to clarify that you are offering units.

Cover

3.   The cover page should contain only information required by Item 501 or that is key information. In this connection, please revise to omit the information in the first paragraph. See our *Plain English Handbook* available at www.sec.gov.

4.   Please expand your disclosure to clarify when the units will be separately traded.

5.   We note your statement on page 16 that you are conducting this offering on a best-efforts basis through Robert Kornstein, your President and Secretary as well as your existing shareholders. Please expand your disclosure to identify the individuals that will be offering your units on this page and in the summary.

Prospectus Summary, page 3

6.   We note your statement on the top of page 3 that an investor "should rely only on the information contained or incorporated by reference in this prospectus." Because this offering is your initial public offering, you are not eligible to incorporate by reference. Please revise accordingly.

7.   Please revise the summary to balance your disclosure with a discussion of your competitive weaknesses and risks associated with your business and this offering, including a brief description of the risks associated with a best-efforts offering and the fact that you have not identified any property to be purchased with the proceeds of this offering.

Risk Factors, page 6

8.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example only, we note (i) your statement on page 6 that "the market has been in an upward trend with returns reaching as high as 400%," (ii) your statement on page 7 that you believe the net proceeds of this offering will be sufficient to allow you to purchase your initial property, and (iii) your statement on page7 that you believe that all actions taken by your director on your behalf will be in your best interests.

9.   We note that in certain instances your disclosure reads as if you already own properties. Without limitation, we note the risk factors regarding property taxes and general real estate risks on page 8. Please revise your disclosure on page 8 and throughout the prospectus to clarify that you currently own no property.

No market currently exists for our securities…, page 7

10. We note your statement that you anticipate that your securities will be traded on the OTC Bulletin Board assuming one or more market makers submit an application for such listing. Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

Use of Proceeds, page 12

11. Please revise your disclosure to provide a table which reflects how net proceeds will be used if only 10%, 25%, 50% and 75% of the offering proceeds are raised. Please also expand your discussion to include the priority of each proposed use of proceeds in the event that the maximum number of offered shares are not sold. See Item 504 of Regulation S-B.

12. Please disclose your plans to repay offering expenses if offering proceeds are inadequate to repay those expenses.

13. Please revise to list separately the repayment of the loan to Mr. Kornstien and to describe the use of proceeds of the loan provided by Mr. Kornstein as well as its material provisions, including the interest rate.

Dilution, page 10

14. We note that this is a self-underwritten offering with no guarantee of the amount of shares that may be sold. Accordingly, please revise to include in both the table and accompanying text dilution disclosures assuming only nominal sales in your offering.

Capitalization, page 11

15. Please provide your basis for showing the receipt of offering proceeds on a pro forma basis since this is a best-efforts offering. It is not clear that you have a factual basis that you will raise the amounts depicted. Please advise or revise accordingly to remove the capitalization table. To the extent that you continue to provide a capitalization table, tell us what consideration was given to including a footnote to clarify why loans payable to related party is expected to be zero after the offering.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 12

16. We note that you were incorporated in order to serve as a vehicle to invest in, renovate and, in some cases, manage and operate residential property. We further note your disclosure on page 14 that you rely on licensed contractors for work done on your renovation projects. Please expand your disclosure to discuss your fees and how you charged for the renovation project as well as whether you hired independent contractors for the project. In addition, please discuss whether you continue to actively pursue

renovation projects or whether you intend to focus solely on acquiring an initial investment property.

17.   We note your statement on page 12 that your operating activities have consisted of renovation of residential property owned by others. We further note your disclosure on page 13 that you completed the renovation of one apartment in New York City. Please expand your disclosure on page 12 to clarify that you have renovated one apartment in New York City.

18.   We note that you intend to utilize cash derived from proceeds of this offering together with mortgage financing to effect your initial property investment. Please expand your disclosure to discuss any limitations on the amount of mortgage financing you intend to use and whether you have any agreements with any lenders to provide any mortgage financing.

19.   We note that you believe, upon consummation of the offering (assuming the sale of all units), the funds available to you will be sufficient to allow you to operate for at least the next 10-12 months. Please expand your disclosure to discuss your liquidity needs and requirements assuming that not all units are sold.

Proposed Business, page 13

20.   We note that you intend to utilize cash derived from the proceeds of this offering, together with mortgage financing, to effect your initial property acquisition. We further note your reference to "a building" and "residential properties." Please expand your disclosure to describe the type of property that you intend to purchase and whether you have any limitations on the types of property you intend to purchase.

21.   We note your disclosure on page 13 that any evaluation relating to the merits of a particular property acquisition will be based on several factors as well as other considerations deemed relevant by your management. Please expand your disclosure to describe these factors and other considerations.

22.   We note your disclosure at the bottom of page 13 that your initial property acquisition must be of a property which satisfies the minimum equity requirement at the time of such acquisition. Please expand your disclosure to explain what you mean by "the minimum equity requirement at the time of such acquisition."

Periodic Reporting and Audited Financial Statements, page 14

23.   We note that you intend to register your units, common stock and warrants under the Exchange Act of 1934 as amended and will have reporting obligations. Please note that as soon as this registration statement becomes effective you will be subject to the information requirements of the Exchange Act and your reporting obligations will begin.

Robert Kornstein
New York Residential, Inc.
April 27, 2007
Page 5

Compensation, page 15

24.   We note that you do not intend to pay compensation to your sole director and officer or any officers who join your company until such time as you have completed your initial property acquisition. We further note your disclosure on page 9 that you expect to pay ordinary compensation to your officers, possibly including your current President who is also a stockholder and director as you recruit and employ them. Please expand your disclosure on page 15 to include this information and clarify what you mean by "ordinary compensation."

25.   We note that any directors or officers will be entitled to receive reimbursement of all expenses incurred by them on behalf of your company. Please expand your disclosure to briefly describe these expenses and discuss whether there are any limitations on the amount of reimbursement that can be received by these individuals.

Principal Stockholders, page 15

26.   We note that the table sets forth the information concerning the beneficial ownership of shares of your common stock as of February 22, 2007. Please update the table to reflect a more recent date.

Certain Transactions, page 16

27.   We note that you have a $26,693 loan payable to Robert Kornstein and that Mr. Kornstein has agreed that the loan is non-interest bearing and is payable upon the consummation of this offering. Please discuss whether there is a written agreement and whether the loan will be paid regardless of whether all of the units are sold in the offering.

Plan of Distribution, page16

28.   We note your statement that you are conducting this offering on a best-efforts basis through Robert Kornstein, your President and Secretary as well as your existing shareholders. Please expand your disclosure to identify your existing shareholders that will be offering your units. In addition, please provide a detailed analysis as to how each individual will satisfy the requirements of Rule 3a4-1 of the Exchange Act. In particular, please discuss the substantial duties for or on behalf of the company unrelated to the transaction in securities that your existing shareholders will perform. In addition, please describe any expenses that you expect them to incur in connection with the offering.

29.   We note your disclosure on page 16 regarding the determination of the offering price. We further note your disclosure on page 20 regarding the pricing of securities. Please revise your discussion to reconcile this disclosure.

Financial Statements

Note 3 – Proposed Offering, page F-11

30.   Provide clarifying disclosure in your financial statements and your MD&A discussing the
        terms of your warrants. For example, please address that no warrants will be exercisable
        unless a current prospectus is available and that under no circumstances will you be
        obligated to net cash settle any of the warrants similar to the disclosures on page 18 of
        your registration statement.

Part II. Information Not Required in Prospectus

31.   Please revise to include Item 1, Item 2 and Item 3 required by Part II of Form SB-2 or tell
        us why such disclosure is not appropriate.

Item 26. Recent Sales of Unregistered Securities, page II-3

32.   Please expand your disclosure to provide the exemption from registration that you relied
        upon for the issuance of these securities and the basis for your reliance.

Undertakings, page II-3

33.   Please revise this section to include all the undertakings required by Item 512 of
        Regulation S-B.

Exhibits

34.   Please file all required exhibits as promptly as possible, including your legal opinion.
        We will review the exhibits prior to granting effectiveness of the registration statement
        and may have further comments after our review. If you are not in a position to file your
        legal opinion with the next amendment, please provide a draft copy for us to review.

Exhibit 23

35.   We note that the company's financial statements have been audited by Marcum &
        Kliegman LLP, and that you provided a consent from that firm indicating you have
        incorporated by reference its audit report dated February 28, 2007. Reference is being
        made to page F-2. We note that the audit report is dated March 5, 2007. Please explain
        the discrepancy or revise accordingly.

* * * *

        As appropriate, please amend your registration statement in response to these comments.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Jeffrey A. Rinde, Esq.
        Hodgson Russ LLP